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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC FILE NUMBER 333-56239
                                                      CUSIP NUMBER
                                                                  --------------

                           NOTIFICATION OF LATE FILING


(Check One): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
[ ] Form N-SAR

For Period Ended:          April 5, 2003
                  -----------------------------------
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
                                 --------------------


  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

La Petite Academy, Inc.
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Full Name of Registrant


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Former Name if Applicable


130 South Jefferson Street, Suite 300
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Address of Principal Executive Office (Street and Number)


Chicago, Illinois  60661
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion
[ ] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         La Petite Academy, Inc. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended April 5, 2003 without unreasonable effort or expense due to the inability of management to complete the preparation of the required interim financial statements for the third quarter of fiscal 2003 for the reasons discussed below. The Company had also previously filed (a) on September 27, 2002, a Notification of Late Filing on Form 12b-25 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended June 29, 2002, (b) on December 3, 2002, a Notification of Late Filing on Form 12b-25 with respect to the Company's Quarterly Report on Form 10-Q for the quarterly period ended October 19, 2002 and (c) on February 25, 2003, a Notification of Late Filing on Form 12b-25 with respect to the Company's Quarterly Report on Form 10-Q for the quarterly period ended January 11, 2003. On February 21, 2003, the Company filed its Annual Report of Form 10-K. As of the date hereof, the Company still has not filed its Quarterly Report on Form 10-Q for the first and second quarters of fiscal 2003 due to the inability of management to complete the preparation of the required interim financial statements for the reasons discussed below.

As previously disclosed in the Company's Annual Report on Form 10-K filed on February 21, 2003, the Company determined subsequent to April 2002 that certain asset, liability, revenue and expense items were incorrectly reported or recognized in previously issued quarterly and annual financial statements. The correction of these errors resulted in total charges to current and prior year earnings of approximately $32.5 million, on an after-tax basis. The Company has restated, among other things, its balance sheet as of June 30, 2001 and statements of operations and comprehensive loss and cash flows for each of the 52 weeks ended June 30, 2001 and the unaudited quarterly selected financial data for each of the fiscal quarters in the 52 weeks ended June 29, 2002. Accordingly, the Company's restated unaudited quarterly financial statements for the first, second and third fiscal quarters of fiscal 2002 are required to be included in the Company's Quarterly Report on Form 10-Q for the quarterly and the forty week period ended April 5, 2003.

         Given the amount of the Company's resources and management attention that were required to complete the restatements in order to be able to file the Annual Report on Form 10-K by February 21, 2003, the number of items to be restated during the first, second and third quarters of fiscal 2002, the magnitude of the charges and the continued inability of management to complete the preparation of the Company's unaudited interim financial statements for the fiscal quarters ended October 19, 2002 and January 11, 2003, it is not feasible for management of the Company to complete the preparation of the Company's unaudited interim financial statements for the quarterly period ended April 5, 2003 and for the Company to file its Quarterly Report on Form 10-Q in a timely manner without unreasonable effort or expense nor can a reasonable estimate of the Company's results for the quarterly fiscal period be made at this time.

PART IV-- OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification


Michael F. Czlonka                                     (312)                               798-1200
--------------------------------------- ------------------------------------ -------------------------------------
                (Name)                              (Area Code)                       (Telephone Number)


         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [ ] Yes [X] No


The Company has not filed its Quarterly Reports on Form 10-Q for the fiscal quarters ended
(a) October 19, 2002 and (b) January 11, 2003.
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         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's response contained in Part III is incorporated herein by reference because the same explanation given in Part III applies as to why a reasonable estimate of the results for the fiscal quarter ended April 5, 2003 and why the anticipated change from the quarterly period ended April 6, 2002 cannot be made.

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                            La Petite Academy, Inc.
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                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date       May 20, 2003                              By  /s/ Michael F. Czlonka
           ----------------------------------------     ------------------------------------------------
                                                            Name:  Michael F. Czlonka
                                                            Title: Chief Financial Officer and
                                                                   duly authorized representative
                                                                   of the registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

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International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this Chapter).